Exhibit 4.5

Second Amendment to Osiris Therapeutics, Inc.

Amended and Restated 2006 Omnibus Plan

This SECOND AMENDMENT TO OSIRIS THERAPEUTICS, INC. AMENDED AND RESTATED 2006 OMNIBUS PLAN, of Osiris Therapeutics, Inc., a Maryland corporation (the “Company”), amends the Osiris Therapeutics, Inc. Amended and Restated 2006 Omnibus Plan (as previously existing or as amended, or amended and restated, from time to time, as the context dictates, the “Plan”), as hereinafter set forth.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Plan.

1.                                      The aggregate number of shares of Common Stock that may be issued at any time pursuant to awards granted under the Plan has been increased by 750,000, from 2,250,000 to 3,000,000, subject to further adjustment from time to time provided under the terms of the Plan, and to that end, the first sentence of Section 3.3 of the Plan is amended to read in full as follows:

“Subject to the provisions of Section 4.1(e) (relating to adjustment for changes in Common Stock), the maximum number of shares that may be issued under this Plan shall not exceed in the aggregate 3,000,000 shares of Common Stock.”

2.                                      The termination date of the Plan has been extended from June 11, 2022 to May 6, 2024, and to that end, the last sentence of Section 10.2 of the Plan is amended to read in full as follows:

“Unless sooner terminated by the Committee, this Plan will terminate on May 6, 2024; it being acknowledged, however, for the avoidance of doubt, that any awards granted or made prior to any termination will not be affected thereby.”

3.                                      The maximum number of shares of Common Stock that any individual may receive during any calendar year under the Plan has been increased from 125,000 to 150,000, and to that end the last sentence of Section 3.3 of the Plan is amended to read in full as follows:

“Anything in this Plan to the contrary notwithstanding, in no event shall any Eligible Person receive in any calendar year Benefits under this Plan involving more than 150,000 shares of Common Stock (subject to adjustment as provided in Section 4.1(e)).”

The foregoing amendments to the Plan were approved by the Board of Directors of the Company and the stockholders of the Company in accordance with applicable law effective as of May 6, 2014, and by order of the Board of Directors of the Company, this Second Amendment to Osiris Therapeutics, Inc. Amended and Restated 2006 Omnibus Plan shall be appended to and become part of the Plan.